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18008583

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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8-70003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC Mail Processing
AUG 14 2018
Washington, DC

REPORT FOR THE PERIOD BEGINNING 05/09/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fives Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Bala Avenue
(No. and Street)

Bala Cynwyd	PA	19004-3201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Brophy 312-346-2589
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP
(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd Suite 2250	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William J Brophy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fives Capital LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
GARY SCHAFKOPF, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires June 22, 2020

Signature

Vice President

Title

7-27-2018

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R&J

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Fives Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Fives Capital, LLC (the Company) as of December 31, 2017, the related statements of operations, changes in member's equity, and cash flows for the period May 9, 2017 to December 31, 2017, and the related notes and supplemental schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Fives Capital, LLC as of December 31, 2017, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Fives Capital, LLC's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Fives Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as Fives Capital, LLC's auditor since 2017.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplemental Schedules (the supplemental information) have been subjected to audit procedures performed in conjunction with the audit of Fives Capital, LLC's financial statements. The supplemental information is the responsibility of Fives Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 23, 2018, except for Note 10 and the Supplemental Schedules pursuant to Rule 15c3-3 as which the date is July 27, 2018

Fives Capital, LLC
Statement of Financial Condition
December 31, 2017

ASSETS		
Cash	**$**	338,183
Receivables from brokers or dealers		9,867,163
Securities owned, at fair value		26,851,913
Fixed assets		6,612
Other assets		26,667
TOTAL ASSETS	**$**	**37,090,538**
LIABILITIES & EQUITY		
Liabilities		
Payable to brokers or dealers	**$**	15,324
Securities sold not yet purchased, at fair value		21,681,725
Accounts payable, accrued liabilities		93,833
TOTAL LIABILITIES	**$**	**21,790,882**
Member's Equity	**$**	**15,299,656**
Total liabilities and member's equity	**$**	**37,090,538**

See accompanying notes.

Fives Capital, LLC
Statement of Operations
For the Period May 9, 2017 - December 31, 2017

Income	
Interest and dividend income	794,267
Net trading gains	16,540
Total Income	810,807
Expense	
Interest and dividend	760,199
Professional Fees	164,988
Other Trading Fees	20,090
Market Information & Connectivity	17,103
Commissions paid to broker-dealers	13,293
Employee Compensation	12,138
Regulatory Fees	8,969
Occupancy Expense	3,117
Other operating expenses	11,254
Total Expense	1,011,151
Net loss	(200,344)

See accompanying notes.

Fives Capital, LLC
Statement of Cash Flows
For the period May 9, 2017 - December 31, 2017

OPERATING ACTIVITIES	
Net loss	(200,344)
Adjustments to reconcile Net loss to net cash used in operations:	
(Increase) in other assets	(26,667)
(Increase) in receivables from brokers or dealers	(9,867,163)
(Increase) in securities owned, at fair value	(26,851,913)
Increase in payable to broker or dealers	15,324
Increase in securities sold not yet purchased at fair value	21,681,725
Increase in accounts payable, accrued liabilities	93,833
Net cash used in operating activities	**(15,155,205)**
INVESTING ACTIVITIES	
Purchases of fixed assets	(6,612)
Net cash used in investing activities	(6,612)
FINANCING ACTIVITIES	
Capital contributions	15,500,000
Net cash provided by financing activities	15,500,000
Net cash increase for period	338,183
Cash at beginning of period	-
Cash at end of period	**338,183**

See accompanying notes.

Fives Capital, LLC

Notes to the Financial Statements
May 9, 2017 to December 31, 2017

1. Organization and Business

Fives Capital, LLC, a Delaware limited liability company (the "Company"), formed May 9, 2017, is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer under the Securities Exchange Act of 1934, as amended. The Company's sole member is Hard Eight Holdings, LLC. The Firm is a member of the Chicago Stock Exchange, Inc. ("CHX") and has appointed CHX as its designated examining authority. The Company's office of operations is located in Bala Cynwyd, Pennsylvania. The Company will continue indefinitely, unless sooner terminated pursuant to the provisions of its limited liability company agreement. The Company is engaged in proprietary trading activities.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Company in preparation of the financial statements.

Basis of Accounting

The Company's accounting policies are in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The Company maintains its financial records in United States dollars.

Management Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgement. Accounting estimates used in preparation of these financial statements change as new events occur, as additional information is obtained, and as the operating environment changes.

Cash

The Company regularly maintains cash balances that exceed Federal Depository Insurance Corporation ("FDIC") limits. At December 31, 2017, the Company's cash balance exceeded FDIC limits by approximately $88,000.

Fair Value of Financial Instruments

Financial instruments are recorded on the trade date and reflected at fair value with change in unrealized gains and losses reflected in net trading gains in the statement of operations.

Receivables from and Payables to Brokers or Dealers

Receivables from and payables to brokers or dealers consist of cash accounts or amounts borrowed under short-term financing arrangements.

Revenue Recognition

The Company trades exchange traded funds ("ETFs") on exchanges and over-the-counter for its own account with other broker-dealers. The Company buys and sells corporate, government, and agency bonds or other fixed income instruments that constitute an ETF portfolio. The profit and loss is measured by the difference between the acquisition cost and the selling price or current or fair value. Trading gains and losses, which are composed of both realized and unrealized gains and losses, are presented net.

Income Taxes

The Company is taxed as a partnership and generally does not pay Federal or state income taxes on its taxable income. Instead, the member is liable for Federal and state income taxes on its proportionate shares of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements.

In accordance with GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2017. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2017.

3. Joint Back Office Operations and Clearing Agreements

The Company does not self-clear, and the Company has engaged Goldman Sachs & Co. LLC for clearing and settling all trades. The Company has a Joint Back Office ("JBO") clearing agreement with Goldman Sachs & Co. LLC ("GSCO"). The agreement allows JBO participates to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Company has invested $10,000 in a Class B limited partnership interest in GSCO. The Company's investment in GSCO is reflected in other assets in the statement of financial condition. Under the rules of the CHX, the agreement requires that the Company maintain a minimum net liquidating equity of $1 million with GSCO, exclusive of its

preferred stock investment.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6 2/3% of "aggregate indebtedness".

At December 31, 2017 the Company had $9,973,453 excess net capital to its net capital requirement of $100,000.

5. Financial Instruments

Accounting Standards Codification Topic 815 ("ASC 815"), Derivatives and Hedging, requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about objectives and strategies for using derivative instruments, and disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit risk related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges" and those that do not qualify for such accounting. The Company reflects derivatives at fair value and recognizes changes in fair value through the statement of operations and as such do not qualify for ASC 815 hedge accounting treatment.
In the normal course of business, the Company enters into transactions in financial instruments with off balance sheet risk including ETF fixed income instruments that may include short positions as part of the Company's overall trading strategy. To hedge ETF positions, the Company may trade corporate bonds of one or more individual components of the ETF positions held. All instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value and gains and losses from financial instruments are included in trading gains in the statement of operations.

Securities sold not yet purchased, represent obligations of the Company to deliver specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off balance sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.
Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any broker with whom it

conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts business and investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

6. Guarantees

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

7. Fair Value Measurements

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2: Inputs to the valuation methodology include the following:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;

- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Company values its investments based on the following principles and method of valuation:

Investments in equities listed on an exchange and which are freely transferable are valued at their last sales price on such exchange on the date of valuation. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Preferred, other equities and fixed income securities traded on inactive markets or valued by dealer quotations on an alternative pricing source or model supported by observable inputs are classified within Level 2.

Investments in securities sold short, not yet purchases represent obligations to purchase such securities at a future date. The value of the open short positions is recorded as a liability, and the Company records an unrealized appreciation or depreciation to the extent of the difference between the proceeds received and the value of the open short position. The Company records a realized gain or loss when the short position is closed out. By entering into short sales, the Company bears the market risk of increase in the value of the security sold short in excess of the proceeds received.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017.

Assets		
Securities owned:		
Equities (level 1)	$	15,103,123
Bonds (level 1)	$	11,748,790
Total	$	26,851,913

Liabilities		
Securities sold, not yet purchased:		
Equities (level 1)	$	(9,727,601)
Bonds (level 1)	$	(11,954,124)
Total	$	(21,681,725)

The carrying value of financial instruments such as cash, accounts payable and accrued expense approximate fair value due to the short-term nature of these financial instruments.

8. Related Party Transactions

The Company has entered into an expense sharing agreement with its parent company, Hard Eight Holdings, LLC ("the Parent Company"). The Parent Company has personnel experiences in trading, financial, managerial, and administrative matters essential or appropriate to a securities business and maintains office space at 11 Bala Avenue, Bala Cynwyd, PA. The Company desires to utilize the services of the Parent Company's personnel to provide support services and utilize a portion of the office space for purposes of conducting its securities business activities. Per the agreement the Parent Company will make available to the Company support services, office space, and fixed assets. The Company will reimburse the Parent Company for expenses incurred under the agreement. As of December 31, 2017, the Company has a payable of $73,704 due to the Parent Company, which is included in accounts payable, accrued expenses on the Statement of Financial Condition.

9. Credit Concentration

At December 31, 2017, a significant credit concentration consisted of approximately $15 million, representing the market value of the Company's trading accounts carried by one of its clearing brokers. Management does not consider any credit risk associated with this net receivable to be significant.

10. Subsequent Events

The Company's management has evaluated events and transactions from December 31, 2017, through February 23, 2018, the date the accompanying financial statements were made available to be issued, and is not aware of any subsequent material events occurring except as noted below.

The supplemental schedules contained in the financial statements dated February 23, 2018, inaccurately claimed an exemption under 15c3-3 subparagraph 15c3 (k)(2)(ii) for the requirements accordance with 17 CFR § 240.15c3-3 in which the Company had no obligations for the year then ended.

SUPPLEMENTAL SCHEDULES

FIVES CAPITAL, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2017

Credits:	
Member's equity	$15,299,656
Debits:	
Non-Allowable Assets:	
Fixed Assets	($6,612)
Other Assets	($26,667)
Total Non-allowable assets	($33,279)
Net Capital before haircuts on securities	$15,266,377
Haircuts on Securities	($ 5,192,924)
NET CAPITAL	$10,073,453
Minimum net capital (the greater of $100,000 or 6 2/3 % of aggregate indebtedness)	$100,000
EXCESS NET CAPITAL	$9,973,453
Aggregate Indebtedness	$93,833
Percentage of aggregate indebtedness to net capital	.01557

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited amended Form X-17 A-5 Part IIA filing.

FIVES CAPITAL, LLC

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS

AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

FOR BROKER AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2017

RESERVE COMPUTATION
(See note below)

INFORMATION FOR POSSESSION AND CONTROL REQUIREMENTS
(See note below)

Note: The Company does not transact a business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

R&J

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Fives Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Fives Capital, LLC (the Company) stated that it may file an Exemption Report because the Company had no obligations under 17 C.F.R. §240.15c3-3 (the "exemption"); and (2) the Company stated that it had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year ended December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, therefore, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, as the Company had no obligations under Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
July 27, 2018

FIVES CAPITAL, LLC

EXEMPTION REPORT (AMENDED)

DECEMBER 31, 2017

Fives Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 CFR § 240. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CFR § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 CFR § 240.15c3-3.

(2) The Company had no obligations under CFR § 240.15c3-3 throughout the most recent fiscal year without exception.

FIVES CAPITAL, LLC

I, William J. Brophy SWEAR THAT TO THE BEST OF MY KNOWLEDGE AND BELIEF, THIS Exemption Report is true and correct.

By: William J Brophy

Title Vice President

Date: 7/25/2018

Fives Capital, LLC
Statement of Changes in Member's Equity
For the Period May 9, 2017 - December 31, 2017

Balance, May 9, 2017	$	-
Capital Contributions		15,500,000
Capital Withdrawals		-
Net loss		(200,344)
Balance, December 31, 2017	$	15,299,656

See accompanying notes.

FIVES CAPITAL, LLC

(SEC File No. 8-70003)

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2017

AND INDEPENDENT AUDITOR'S REPORT

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
as a CONFIDENTIAL DOCUMENT.